VALERO ENERGY CORPORATION	Jay D. Browning
Senior Vice President – Corporate Law & Secretary
May 7, 2010
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gary Newberry
Re:	Valero Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 1-13175
Ladies and Gentlemen:
On behalf of Valero Energy Corporation (the “Company” or “Valero”), set forth below are the responses of the Company to the comments raised in the April 26, 2010 letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the referenced Form 10-K (the “Form 10-K”). For ease of reference, the comments have been repeated below with the responses set forth underneath.
In response to the Staff’s comments regarding the Form 10-K, please note that we have proactively addressed many of the Staff’s comments in the disclosures contained in the Company’s Form 10-Q for the quarterly period ended March 31, 2010 filed with the Commission on May 7, 2010 (the “Form 10-Q”). We will also prepare our disclosures as described below in future filings with the Commission.
Form 10-K for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis, page 26
1.
A large portion of your MD&A, particularly the Results of Operations, is dedicated to tabular, numerical disclosure, some of which duplicates information found in the financial statements, and most of which is not accompanied by any narrative information that would promote investor understanding. Please revise to focus on materiality and discussion and analysis. If you choose to retain the tabular presentation, please provide tabular presentation of relevant financial or other information may help a reader’s understanding of MD&A. Provide

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

narrative explanations of the company’s financial statements that enables investors to see the company through the eyes of management. Refer to Release No. 33-8350.

With respect to the Staff’s comment regarding the tabular presentation of the Company’s financial and other information on pages 30-34 in the Form 10-K, we believe that section III.A of Release No. 33-8350 encourages companies to adopt this style of presentation for information considered relevant to a reader’s understanding of MD&A. In addition, this guidance states that “a company’s MD&A might be clearer and more concise if it provides a tabular comparison of its results in different periods, which could include line items and percentage changes as well as other information determined by a company to be useful.”

The financial highlights we selected for inclusion in the Company’s tabular presentation in the Form 10-K provide comparative income statement data and the dollar value change for each income statement line item so that the change is easily referenced by a reader. This enables a reader to more easily understand the narrative that follows the tables. With respect to the operating highlights, refining operating highlights, and average market reference prices and differentials also included in tabular format, we believe these metrics are relevant to the Company and the industry in which the Company operates. In fact, these metrics are commonly used in the refining and marketing industry and provide a means by which Valero’s stockholders and the analysts who assist those stockholders can evaluate Valero’s performance and compare its performance to that of its peers. These metrics have been developed over many years in response to questions and requests from stockholders and analysts, and those constituents fully understand these metrics and use them regularly to evaluate Valero and make their own judgments about Valero’s performance. We post these metrics to the Company’s external website, include them in the Company’s quarterly earnings releases, and discuss them with stockholders, analysts, and the Company’s debt rating agencies. In this regard, the tables provide relevant and integral information to the readers of the Company’s financial statements.

We believe that the MD&A provided in the Form 10-K meets the Commission’s requirements for MD&A. However, in response to certain of the Staff’s comments, we have enhanced the content of our overview section in the Form 10-Q. We have modified this section to provide an executive-level discussion that identifies what we consider to be the most important factors or other significant matters about which we are concerned, including known material trends and uncertainties, challenges and risks, and opportunities related to the Company. We have also enhanced the narrative within our results of operations discussion in the Form 10-Q to help the reader better understand how the commodities markets impact the Company’s results of operations, and we have more directly linked that discussion to the tabular information. We believe that these enhanced

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

disclosures will promote a better understanding of MD&A and the Company. We will ensure that similar disclosures in the Company’s future filings with the Commission will also include such disclosure.
2.
Please expand your overview to provide insight into all material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. Discuss the effects of any such trends on your results of operations, working capital requirements and liquidity. For example, if material, expand your discussion regarding the dispute with the Government of Aruba and the proposed settlement which will result in your exiting the Tax Holiday regime. As another example, please discuss any material trends and effects resulting from your acquisition of several ethanol plants in 2009.

We concur with the Staff’s comment and have agreed to provide more insightful information to the reader with respect to the Company’s material opportunities, challenges and risks, and material trends and uncertainties. (Please also note our reply to comment 1 above.) We believe that the overview provided in the Form 10-K meets the Commission’s disclosure requirements for MD&A. However, in response to the Staff’s comment, we have enhanced the overview discussion in the Form 10-Q to provide an executive-level discussion that identifies key factors and matters of primary concern to us when evaluating the Company’s financial condition and operating results.

3.
You sometimes refer to two or more sources as components that contributed to a material change. For example, you state that the 21% decrease in retail operating income “was primarily due to decreased retail fuel margins, partially offset by lower selling expenses, in our U.S. retail operations.” Ensure that you quantify the amount of the change that was contributed by each of these factors. As another example, please provide the dollar amount attributable to the 47% decrease in throughput margin per barrel, the 8% decline in throughput volumes, and the 16% decrease in refining operating expenses, all of which affected your operating income. See Section III.D of SEC Release 33-6835.

Factors contributing to material changes discussed in the results of operations are provided in the tabular information on pages 30-34 in the Form 10-K, and a reader has the ability to reference and calculate the dollar amounts and percentages attributable to those factors using that information. With respect to the examples specifically noted in the Staff’s comment, the following explains how the percentages referenced were calculated or where the information is located in the tables provided.

•	The dollar amount attributable to the 21% decrease in retail operating income is $76 million and is computed by adding the change in “Retail – U.S.”
One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

operating income ($90 million decrease) and the change in “Retail – Canada” operating income ($14 million increase) found directly in the tabular presentation on page 31 in the Form 10-K. The decrease in retail fuel margins and the decrease in selling expenses that contributed to the decrease in operating income can also be computed from the same information. For example, the amount attributable to the decrease in retail fuel margins is $139 million and is computed from the tabular information on page 31 as follows (dollars in thousands, except per gallon amounts):

	Year Ended December 31,		Change
	2009	2008	Amount	Percentage
Retail — U.S.:
Company-operated fuel sites (average)	999	973
Multiply: Fuel volumes (gallons per day per site)	4,983	5,000

Equals: Total fuel volumes (gallons per day)	4,978,017	4,865,000
Multiply: Number of days per year	365	365

Equals: Total fuel volumes (in thousands)	1,816,976	1,775,725
Multiply: Fuel margin per gallon	$0.154	$0.229

Equals: Total Retail — U.S. fuel margin	$279,814	$406,641

Retail — Canada:
Fuel volumes (thousand gallons per day)	3,159	3,193
Multiply: Convert to gallons per day	1,000	1,000

Equals: Fuel volumes (gallons per day)	3,159,000	3,193,000
Multiply: Number of days per year	365	365

Equals: Total fuel volumes (in thousands)	1,153,035	1,165,445
Multiply: Fuel margin per gallon	$0.260	$0.268

Equals: Total Retail — Canada fuel margin	$299,789	$312,339

Retail — Total fuel margin	$579,603	$718,980	$(139,377)	-19%

The amount attributable to the decrease in retail selling expenses is $66 million and is computed by adding the changes in retail selling expenses of “Retail – U.S.” ($41 million decrease) and “Retail – Canada” ($25 million decrease) found directly in the tabular presentation on page 31 in the Form 10-K.

•
The dollar amount attributable to the 47% decrease in throughput margin per barrel is $4.7 billion and is computed by multiplying the change in refining throughput margin per barrel of $5.25 (which is found directly in the tabular presentation on page 31 in the Form 10-K) by the entire prior year total throughput volumes (determined by multiplying the total prior year throughput volumes per day by 365 days).

•	The dollar amount attributable to the 8% decline in total throughput volumes is $438 million and is computed by multiplying the entire year change in total
One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

throughput volumes (determined by multiplying the change in total throughput volumes per day by 365 days) by the current year throughput margin per barrel of $5.85 (which is found directly in the tabular information on page 31 in the Form 10-K).

•
The dollar amount attributable to the 16% decrease in refining operating expenses, which includes depreciation and amortization expense as described in the narrative on page 35, is $840 million and is computed directly from the tabular information on page 31 as follows (dollars in thousands, except per barrel amounts):

	Year Ended December 31,		Change
	2009	2008	Amount	Percentage
Total throughput volumes (thousand bpd)	2,272	2,477
Multiply: Number of days per calendar year	365	365

Equals: Total throughput volumes per year	829,280	904,105
Multiply: Total operating costs per barrel	$5.31	$5.80

Equals: Total refining operating costs	$4,403,477	$5,243,809	$(840,332)	-16%

While all of the components necessary to calculate this information are provided in the tabular information on page 31 as outlined above, we recognize that this may not always be transparent to the reader. Therefore, we have revised similar disclosures in the Form 10-Q to provide the dollar amount for any percentage changes disclosed and for two or more factors contributing to an overall change. We will ensure that similar disclosures in the Company’s future filings with the Commission will also include such disclosure.

4.
Please ensure that you have provided quantification to account for a substantial portion of the changes discussed. For example, you state that the decrease in operating income from 2008 to 2009 was “partially offset” by a $4.0 billion goodwill impairment in 2008. You have not presented other figures that would offset this $4.0 billion offset, which is significantly more than the $890 million decrease in operating income from 2008 to 2009.

In response to the Staff’s comment, each of the factors contributing to the $890 million decrease in operating income is found directly in the tabular information at the bottom of page 33 in the Form 10-K. We acknowledge, however, that the wording referred in the Staff’s comment, while accurate and complete, could be enhanced to provide greater clarity. We will, therefore, ensure that dollar amounts attributable to material changes are more fully described in the narrative of the MD&A in the future filings with the Commission. The following table is an

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

excerpt from the tabular information directly provided at the bottom of page 33 in the Form 10-K and is provided supplementally to illustrate the calculation of the $890 million decrease in operating income and the effects of the $4 billion goodwill impairment loss taken in 2008 (in millions).

	Year Ended December 31,
	2009	2008	Change
Operating income for all regions	$448	$5,109	$(4,661)
Asset impairment loss applicable to refining	(229)	(86)	(143)
Loss contingency accrual related to Aruban tax matter	(114)	—	(114)
Goodwill impairment loss	—	(4,028)	4,028

Total refining operating income	$105	$995	$(890)

Refining, page 35
5.
We note the trend of decreased throughput margin per barrel and decreased throughput volumes has materially impacted your operating income in Fiscal Year 2009 as compared to 2008. We also note that you have disclosed that you will reduce throughput at certain refineries due to unfavorable market conditions. Please further describe any reasonably likely material effects this will have on your financial condition or results of operations. If you conclude such effects are not material, tell us the facts and circumstances you considered in reaching such conclusion. Please refer to Financial Reporting Codification 501.02.

The trend of decreased throughput margin per barrel and decreased throughput volumes has materially impacted Valero’s results of operations and is a material trend, challenge and risk to the Company, and we believe that we have fully disclosed and described these matters throughout the MD&A. In particular, the narrative describing Valero’s results of operations outlines the material impacts that decreased throughput margin per barrel has had on the Company, and our outlook included on page 44 in the Form 10-K provides insight as to our expectations of the impacts on Valero’s business and its results of operations. Additionally, in “Risk Factors” on pages 13 — 16 in the Form 10-K, we disclosed that refining margins are material to Valero, volatile and significantly impacted by global economic activity.

We believe that the disclosures in the MD&A meet the Commission’s disclosure requirements. However, in response to the Staff’s comment, we have enhanced our overview discussion in the Form 10-Q to improve and expand upon the discussion of matters that have materially impacted Valero’s results of operations, as described in our response to Staff comment 2 above. We believe that the enhanced overview section of MD&A, as

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

presented in the Form 10-Q, provides readers with clear and concise information about our Company.
Liquidity and Capital Resources, page 44
6.
Please expand the discussion of your liquidity and capital resources to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity. Please discuss whether there are any trends that could result in your ratings continuing to decline to a level where your debt would no longer be investment grade. In this regard, we note that all three rating agencies have given you a negative ratings outlook, and Moody’s Investors Services lowered its outlook to negative from stable on February 2, 2010.

In response to the Staff’s comment regarding additional discussion addressing known trends, events, or uncertainties that are likely to have a material impact on our liquidity, we believe that we have fully described such matters in the MD&A. For instance, we disclosed the Company’s capital investments in the current year and expected future capital investments, existing contractual obligations, and the funding status of the Company’s pension plans, including required and expected pension contributions in the coming year. In addition, we disclosed information regarding the Company’s environmental and tax obligations and contingencies, and we summarized the Company’s overall liquidity status on page 51 in the Form 10-K. Further, in “Risk Factors” on pages 13 — 16 in the Form 10-K, we described risk factors that could impact Valero’s liquidity, such as uncertainty and illiquidity in credit and capital markets and compliance with environmental laws and regulations. In response to the Staff’s comment regarding discussion of trends that could result in the Company’s ratings to continue to decline to a level where the Company’s debt would no longer be investment grade, we believe that the negative outlook placed on the ratings by the rating agencies is due to the weak refining margin environment and general economic slowdown. It should be noted that the negative outlook placed on the ratings by the rating agencies are not intended to indicate that our ratings actually declined. Rather, the ratings outlook is simply an overall indicator of the Company’s current trends and conditions.

We believe we have adequately described the impact of all material known trends, events, and uncertainties throughout the MD&A, and we disclosed on page 47 in the Form 10-K the impact of a ratings downgrade on our ability and cost to obtain debt. However, in response to the Staff’s comment, we added additional disclosure regarding our belief as to the reasons for the negative ratings outlook in the Form 10-Q.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

7.
We note your statement that “the decrease in cash generated from operating activities was due primarily to the $4.4 billion decrease in operating income discussed above under ‘Results of Operations’.” Please provide a more detailed discussion of how you arrived at the $4.4 million [sic] figure either in this section or the results of operations section.

In response to the Staff’s comment, we respectfully refer the Staff to the last half of the sentence on pages 44 and 45 in the Form 10-K that refers to the $4.4 billion decrease in operating income. The last half of that sentence fully describes how the $4.4 billion amount is calculated from amounts directly and separately identified in “Financial Highlights” on page 30. The following table is provided supplementally to illustrate how the $4.4 billion decrease in operating income is calculated (in millions).

	Year Ended December 31,
	2009	2008	Change
Operating income (loss) (as disclosed)	$(58)	$761	$(819)
Add: Goodwill impairment loss	—	4,028	(4,028)
Add: Asset impairment loss	230	86	144
Less: Gain on sale of Krotz Springs Refinery	—	(305)	305

Operating income (loss) (as adjusted)	$172	$4,570	$(4,398)

In an effort to provide a clearer presentation to the reader on the calculation of amounts included in the MD&A, we will ensure that future filings with the Commission contain clear guidance to enable a reader to more easily recompute amounts referred to in the narrative.

8.
We note that your revolving bank credit facilities and other debt arrangements contain various restrictive covenants, including cross-default and cross-acceleration clauses, and the maintenance of a debt-to-capitalization ratio. Please provide the actual ratios for the financial covenants relating to any material outstanding indebtedness, and state whether you met them at the end of the fiscal year. Please also disclose whether there are any trends, events, or uncertainties that are reasonably likely to prevent you from satisfying such covenants in the future.

In response to the Staff’s comment regarding disclosure of the actual ratios for the financial covenants relating to any material outstanding indebtedness, we respectfully note that Accounting Standards Codification (“ASC”) Topic 470, Rule 4-08 of Regulation S-X, and Item 303 of Regulation S-K do not require companies to disclose financial ratios related to their indebtedness. In addition, when a company is in default of its debt covenants, it is only required to

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

acknowledge such default and describe the impact of such default on its financial condition and liquidity. Valero was not in default of its debt covenants as of December 31, 2009 or the date of the filing of the Form 10-K, and it has not been in default of such covenants during any year or as of either year-end presented. Therefore, we did not disclose the financial ratios related to the Company’s indebtedness.

We supplementally inform the Staff that Valero’s debt-to-capitalization ratios as of March 31, 2010 and December 31, 2009 was 30.6% and 30.9%, respectively, which was significantly below the 60% maximum under its revolving bank credit facility. This facility is the only indebtedness in which Valero has this financial ratio covenant. Pursuant to the Staff’s comments and requests, we have enhanced our disclosures in the Form 10-Q to disclose our debt-to-capitalization ratios as of the balance sheet dates presented, the maximum allowable under our revolving bank credit facility, and our belief that we will remain in compliance with this covenant.

Commodity Price Risk, page 54
9.
Your commodity price risk disclosures refer to footnote 1 of your financial statements. Please refer to Financial Reporting Codification 507.4.b, which requires disclosures mandated by Regulation S-K Item 305 to be located outside the financial statements and related notes. Please revise your disclosure accordingly.

In response to the Staff’s comment regarding our reference to footnote 1 of the Company’s financial statements, it should be noted that the purpose of this reference was to simply refer a reader to our policy regarding the accounting policy for our various types of derivative transactions. Accounting policy information is not a required disclosure under Item 305 of Regulation S-K and our reference to accounting policy was not included in our Item 7A disclosures for the purpose of fulfilling Item 305 disclosure requirements. Please be advised that all information mandated by Item 305 of Regulation S-K is included within our Item 7A disclosures. To avoid confusion, we will remove this reference in future filings with the Commission.

10.
Provide a discussion including summarized descriptions of the instruments, positions and transactions, or any features of the instruments, positions and transactions that are included but not fully reflected in the quantitative market risk information. Refer to Regulation S-K Item
305(a)(2).

In response to the Staff’s comment regarding the discussion of positions and transactions that are not fully reflected in the quantitative market risk information, we supplementally inform the Staff that all of our derivative instruments with market risk are reflected in the tables. We acknowledge, however, that the first sentence of the last paragraph on page 55 in the Form 10-K could appear to

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

indicate that there are instruments with market risk that are not disclosed. Therefore, we have revised the wording in the Form 10-Q to eliminate confusion, as follows:
Wording in the Form 10-K: “The following tables include only open positions at the end of the reporting period.”

Revised Wording in the Form 10-Q: “The following tables include all positions at the end of the reporting period with which we have market risk.”
11.	Revise the tabular presentation to include contract terms sufficient to determine future cash flows from your market risk sensitive instruments. In this regard, please indicate the notional amounts for the various commodity contract volumes presented and which are the weighted average pay and receive prices for the swaps. Refer to Regulation S-K Item 305(a)(1)(i)(A)(1), instruction 2.iv of the Instructions to Paragraph 305(a), and Appendix to Item 305 – Tabular Disclosures, Commodity Price Sensitivity.
In response to the Staff’s comment regarding the tabular information presented, we believe we have fully disclosed all required information to enable a reader to determine future cash flows from our instruments with market risk in accordance with the guidance referenced in the Staff’s comment. We acknowledge, however, that the tabular information could be expanded to include additional information on the types of commodities being hedged that would enable a reader to more effectively determine the cash flows associated with the derivative instruments. Therefore, we have expanded the quantitative information provided in the Form 10-Q to present each type of instrument by type of commodity being hedged.

With respect to the Staff’s comment regarding the indication of the notional amounts associated with the various commodity contracts, we supplementally inform the Staff that “contract volumes” included in the tabular presentation are the “notional volumes” of the derivative instruments. However, in an effort to eliminate possible confusion, we have revised the disclosures in the Form 10-Q to clarify that “contract volumes” are “notional contract volumes.” With regard to the Staff’s comment relating to the weighted average pay and receive prices for swaps, we supplementally inform the Staff that each swap has both a pay and a receive price and we have disclosed each price.
One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

12.	For each of your trading and other than trading commodity price risk exposure, provide the qualitative information about market risk, as required by Regulation S-K Item 305(b)(1)-(2). We would expect this to include the following:
•	The factors you consider when selecting which of the various instruments you describe will be used;

•	why you take positions both long and short, and

•	how you determine the volume, underlying prices and settlement dates of these contracts.
In response to the Staff’s request, we believe the information provided in this disclosure meets the requirements set forth in Regulation S-K Item 305(b)(1)-(2). However, we have enhanced these qualitative disclosures in the Form 10-Q to more fully describe the market risks to which the Company is exposed, the manner in which we manage the Company’s exposure to such risks, the objectives of the various types of hedges we enter into, and how we determine the volume of derivative instruments we enter into to manage market risks.
13.	Tell us what the term “refined products” refers to and provide separate disclosure if such amounts are material.
In response to the Staff’s request, we supplementally inform the Staff that the term “refined products” refers to all the products we produce, as described in the overview of our business on page 1 in the Form 10-K. However, with respect to our commodity price risk disclosures, the term generally refers to gasoline and distillate. As noted in the Company’s response to the Staff’s comment 11, we have revised the tabular presentation in the Form 10-Q to provide separate disclosure of the various instruments included in this disclosure by type of commodity being hedged.
Notes to Financial Statements
Note 24 – Environmental Matters, page 132
14.	Your footnote states that the environmental liability is adequate and that it is difficult to estimate due to unknown factors. If material, disclose an estimate of the reasonably possible loss or range of loss for environmental matters. If such an estimate cannot be made, include a statement to that effect. Refer to FASB ASC Section 450-20-50.
In response to the Staff’s comment, the intent of the last paragraph of the referenced footnote is to alert readers that environmental liability estimates require significant judgment by management. This disclosure was not intended to implicitly or explicitly imply that we are unable to estimate the Company’s
One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

environmental liabilities. The Company has, in fact, recorded environmental liabilities based on management’s best estimate. In an effort to clarify this footnote, we will replace the last paragraph of footnote 24 with the disclosure that is currently included on page 52 in the Form 10-K under “Critical Accounting Policies Involving Critical Accounting Estimates” in future filings with the Commission when required. The revised wording would state the following:

“Accruals for environmental liabilities are based on best estimates of probable undiscounted future costs assuming currently available remediation technology and applying current regulations, as well as our own internal environmental policies, without establishing a range of loss for these liabilities. Environmental liabilities are difficult to assess and estimate due to uncertainties related to the magnitude of possible remediation, the timing of such remediation, and the determination of our obligation in proportion to other parties. Such estimates are subject to change due to many factors, including the identification of new sites requiring remediation, changes in environmental laws and regulations and their interpretation, additional information related to the extent and nature of remediation efforts, and potential improvements in remediation technologies. We do not believe our ultimate environmental liabilities will differ materially from our estimates.”

15.	Tell us the gross amount of adjustments that reduced your estimated environmental liability, the nature of such adjustments and how recording such amounts conforms to FASB ASC Section 450-30-25.

In response to the Staff’s comment, any adjustments to the Company’s estimated environmental liabilities that reduce amounts previously recorded are not the result of gain contingencies discussed in ASC Section 450-30-25. The term “net” refers to reductions to the Company’s environmental liabilities that are the result of new information or are the result of satisfying certain environmental matters for less than the original estimate. In addition, such reductions are immaterial to the Company’s financial position and results of operations, as reflected in the following table (in millions):

	Year Ended December 31,
	2009	2008	2007
Adjustments to increase environmental liability	$21	$75	$42
Adjustments to decrease environmental liability	(5)	(3)	(6)

Adjustments to estimates, net (as disclosed)	$16	$72	$36

In future filings with the Commission that require this disclosure, we will revise the table to disclose and describe any reductions to the Company’s environmental liabilities that are material to the Company’s financial position and results of operations.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
May 7, 2010

Acknowledgments
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jay D. Browning
Jay D. Browning
Senior Vice President – Corporate Law and Secretary

/s/ Clayton E. Killinger
Clayton E. Killinger
Senior Vice President and Controller

cc:	William R. Klesse, Chief Executive Officer and President Michael S. Ciskowski, Executive Vice President and Chief Financial Officer
One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214